FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM REPORTS FIRST QUARTER 2016 FINANCIAL RESULTS

•	TTI-621 Phase I clinical trial progressing according to plans
•	Completed acquisition and integration of Fluorinov
•	Cash amounted to $65.8 million as of March 31, 2016

Toronto, Ontario, May 13, 2016 – Trillium Therapeutics Inc. (Nasdaq:TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided a corporate update and reported financial results for the three months ended March 31, 2016.

“We made significant progress during the first quarter of 2016, positioning our oncology pipeline for long-term growth. Firstly, we advanced our lead CD47 clinical program on schedule, and secondly, we acquired Fluorinov, a preclinical company with a proprietary fluorine-based chemistry platform,” said Dr. Niclas Stiernholm, president and chief executive officer of Trillium. “We are intensifying our internal research efforts on the biology of the CD47 pathway in order to understand how to best combine CD47 blockade with other therapies, and to elucidate the potential advantages of using a SIRPaFc fusion protein compared to a CD47-specific antibody. Additionally, key development activities related to the Fluorinov acquisition, involving several of its preclinical programs, are now underway.”

Corporate Update

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The Phase I dose escalation clinical trial treating patients with advanced hematologic malignancies with TTI-621, an IgG1 SIRPaFc fusion protein targeting CD47, is progressing according to established timelines and an update on the trial is planned for the end of the year.

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At the AACR 2016 Annual Meeting in April, Trillium presented data showing that TTI-621 promotes phagocytosis of lymphoma cells by diverse types of macrophages, including M2 macrophages, which are often implicated in tumor progression.

•	Following the acquisition of Fluorinov Pharma in January 2016, the company has quickly integrated its staff and operations. Preclinical development plans are currently being finalized.

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Trillium has completed its relocation to a larger research and development facility and continues to grow key staff, with specific emphasis on the clinical and regulatory areas. The company has also added external resources in the form of additional legal and intellectual property support, as well as assistance with investor relations and corporate communications.

First Quarter 2016 Financial Results
(Amounts in Canadian dollars)

As of March 31, 2016, Trillium had cash of $65.8 million. During the first quarter, the company used $9.5 million of cash for the acquisition of Fluorinov; $6.0 million for operations; recorded a net foreign exchange loss on cash of $3.6 million; and used $1.8 million for capital purchases related to its new office and laboratory facility.

Net loss for the three months ended March 31, 2016 of $7.2 million compared to a loss of $4.7 million for the three months ended March 31, 2015. The net loss was higher due mainly to a net foreign currency loss of $3.6 million from holding US denominated cash with a weakening US dollar, amortization of $0.7 million on Fluorinov intangible assets and higher research and development spending. This was partially offset by the recognition of a deferred tax recovery in relation to the acquisition of Fluorinov of $3.7 million.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program, SIRPaFc, is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase I clinical trial (NCT02663518) evaluating SIRPaFc (TTI-621) is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the Company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments, including our belief that TTI-621 promotes the phagocytosis of lymphoma cells by diverse types of macrophages. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com